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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                Yi Wan Group, Inc.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                          Brenda Lee Hamilton, Esquire
                        Hamilton, Lehrer & Dargan, P.A.
                         555 S. Federal Hwy., Suite 270
                            Boca Raton Florida 33432
                                  561-416-8956
                                  561-416-2855
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

CUSIP No. Not Applicable

--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Cheng Wan Ming
--------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)         Not Applicable
                  (b)         Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  00-Services Rendered
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  P.R. China
--------------------------------------------------------------------------------
Number of                  7. Sole Voting Power..................6,369,975;
Shares                        Cheng Wan Ming directly owns 6,369,975 shares; his
Beneficially                  wife, Cen Minhong, directly owns 2,092,675
Owned by                      shares. Collectively, Cheng Wan Ming and Cen
Each                          Minhong beneficially own 8,462,650 shares.
Reporting                 ------------------------------------------------------
Person With                8. Shared Voting Power ...............0
                          ------------------------------------------------------
                           9. Sole Dispositive Power.............6,369,975;
                              Cheng Wan Ming directly owns 6,369,975 shares; his
                              wife, Cen Minhong, directly owns 2,092,675
                              shares. Collectively, Cheng Wan Ming and Cen
                              Minhong beneficially own 8,462,650 shares.
                          ------------------------------------------------------
                          10. Shared Dispositive Power ..........0
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ........................8,462,650
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                   Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)  52.1%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions) - IN

Item 1. Security and Issuer
            Yi Wan Group, Inc.
            No. 189 Middle Min Zhu Road
            Jiaozuo, Henan, P.R. China

Item 2. Identity and Background

     (a)  Name - Cheng Wan Ming
     (b)  Residence or business address - No. 189 Middle Min Zhu Road, Jiaozuo,
          Henan, P.R. China
     (c)  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted - President and Chairman of the Board of Issuer
     (d)  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates nature of conviction, name and location of court, and penalty imposed, or other disposition of the case - Not Applicable
     (e)  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
          and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order - Not Applicable
     (f)  Citizenship - P.R. China

Item 3. Source and Amount of Funds or Other Consideration - Services Rendered

Item 4. Purpose of Transaction - Issuance for Services Rendered.

Item 5. Interest in Securities of the Issuer -
     (a)  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned
          (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
          Section 13(d)(3) of the Act - 8,462,650 - 52.1%.
     (b)  For each person named in response to paragraph (a), indicate the number of shares as to which  there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
          Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared -
          8,462,650.
     (c)  Describe any transactions in the class of securities  reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a) - Not Applicable.
     (d)  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the
          Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required - Not
          Applicable.
     (e)  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities - Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer - Not Applicable.

Item 7. Material to Be Filed as Exhibits - Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 23, 2002

Signature /s/Cheng Wan Ming

Name/Title - Cheng Wan Ming/President and Chairman of the Board of Issuer